SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November - 2014

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on November 13, 2014.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: November 13, 2014
	By:	/s/ Itai Loewenstein
Name: Itai Loewenstein Title: Chief Financial Officer

NEWS

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q3 2014 SALES UP 0.1% FROM Q3 2013 SALES

Net Cash from operating activities of NIS 9.1 million (US$ 2.5 million) in Q3 2014

YAVNE, Israel – November 13, 2014 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter and the nine months ended September 30, 2014.

Third Quarter Fiscal 2014 Highlights (income statement highlights compared to same period last year)
•	Sales increased 0.1% to NIS 79.1 million (US$ 21.4 million);
•	Gross profit decreased 4.6% to NIS 19.8 million (US$ 5.3 million), or 25.0% of sales;
•	Operating income decreased 35.1% to NIS 4.7 million (US$ 1.3 million), or 5.9% of sales;
•	Net income decreased 40.9% to NIS 5.1 million (US$ 1.4 million), or 6.4% of sales;
•	Earning per share of NIS 0.39 (US$ 0.11);
•	Net cash from operating activities of NIS 9.1 million (US$ 2.5 million); and
•	Cash and securities balance of NIS 224.0 million (US$ 60.6 million) as of September 30, 2014.

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

Third Quarter Fiscal 2014 Summary
Sales for the third quarter of 2014 increased by 0.1% to NIS 79.1 million (US$ 21.4 million) from NIS 79.0 million (US$ 21.4 million) recorded in the third quarter of 2013. Willi-Food accomplished this minor sales increase in the third quarter of 2014 despite Operation Protective Edge, an almost two month military operation launched by the State of Israel on July 8, 2014 in the Hamas-controlled Gaza Strip, which negatively hurt Willi-Food sales in July-August 2014 and the decline in consumption in food products by the Israeli consumer.

Gross profit for the third quarter of 2014 decreased by 4.6% to NIS 19.8 million (US$ 5.3 million) compared to NIS 20.7 million (US$ 5.6 million) recorded in the third quarter of 2013. Third quarter gross margin was 25.0% compared to gross margin of 26.2% for the same period in 2013. The decrease in gross margin in the third quarter of 2014 was primarily due to reductions in the prices of certain of our products as a result of continued pressure from our customers to reduce prices. The decrease in gross margin was also less significantly caused by the strengthening of the U.S. dollar versus the NIS.

Willi-Food’s operating income for the third quarter of 2014 decreased by 35.1% to NIS 4.7 million (US$ 1.3 million) compared to NIS 7.2 million (US$ 1.9 million) recorded in the third quarter of 2013. Selling expenses increased by 11.4% from the comparable quarter of 2013, primarily due to an increase in promotion expenses as well as vehicle and transport expenses. Selling expenses as a percentage of sales increased in the third quarter of 2014 to 12.5% compared to 11.3% in the third quarter of 2013. General and administrative expenses increased by 11.8% from the comparable quarter of 2013 primarily due to an expense of NIS 477 million (US$ 129 million) related to options granted to the Company's Chairman, President and CEO in November 2013, which was recorded in the third quarter of 2014. General and administrative expenses as a percentage of sales increased in the third quarter of 2014 to 6.6% from 5.9% in the third quarter of 2013.

Willi-Food’s income before taxes for the third quarter of 2014 decreased by 42.2% to NIS 6.6 million (US$ 1.8 million) compared to NIS 11.5 million (US$ 3.1 million) recorded in the third quarter of 2013.

Willi-Food's net income in the third quarter of 2014 decreased by 40.9% to NIS 5.1 million (US$ 1.4 million), or NIS 0.39 (US$ 0.11) per share, from NIS 8.6 million (US$ 2.3 million), or NIS 0.66 (US$ 0.18) per share, recorded in the third quarter of 2013.

Willi-Food ended the third quarter of 2014 with NIS 224.0 million (US$ 60.6 million) in cash and securities net from short-term debt. Net cash from operating activities for 2014 third quarter was NIS 9.1 million (US$ 2.5 million). Willi-Food's shareholders' equity at the end of September 2014 was NIS 383.3 million (US$ 103.7 million).

Nine Month Fiscal 2014 Highlights (compared to same period last year)
•	Sales decreased 0.3% to NIS 253.2 million (US$ 68.5 million);
•	Gross profit decreased 3.5% to NIS 61.7 million (US$ 16.7 million), or 24.4% of sales;
•	Operating income decreased 32.4% to NIS 16.7 million (US$ 4.5 million), or 6.6% of sales;
•	Net income decreased 32.8% to NIS 16.6 million (US$ 4.5 million), or 6.5% of sales; and
•	Earning per share of NIS 1.28 (US$ 0.35).

Nine Month Results

Willi-Food’s sales for the nine month period ending September 30, 2014 decreased by 0.3% to NIS 253.2 million (US$ 68.5 million) compared to sales of NIS 254.0 million (US$ 68.7 million) in the first nine month of 2013. Gross profit for the period decreased by 3.5% to NIS 61.7 million (US$ 16.7 million) compared to gross profit of NIS 63.9 million (US$ 17.3 million) for the nine month of 2013. Nine month 2014 gross margins were 24.4% compared to gross margins of 25.2% in the same period of 2013.

Operating income for the first nine month of 2014 decreased by 32.4% to NIS 16.7 million (US$ 4.5 million) from NIS 24.7 million (US$ 6.7 million) reported in the comparable period of last year. First nine months 2014 income before taxes decreased by 32.5% to NIS 22.1 million (US$ 6.0 million) compared to NIS 32.7 million (US$ 8.9 million) recorded in the first nine month of 2013. Net income for the first nine month of 2014 decreased by 32.8% to NIS 16.6 million (US$ 4.5 million), or NIS 1.28 (US$ 0.35) per share, from NIS 24.6 million (US$ 6.6 million), or NIS 1.9 (US$ 0.51) per share, recorded in the first nine month of 2013.

Business Outlook
Mr. Zwi Williger, Chairman of Willi-Food, commented, “Our results in the third quarter were negatively impacted by Operation Protective Edge that lasted almost two thirds of the third quarter.  Despite that, and despite the fact that consumption of food products by Israeli consumers continued to decline sharply for the third quarter in a row, we were able to sustain the level of sales and maintain gross margins of 25%. In light of the anticipated continued recession and decreasing private consumption as well as continuing price pressure from consumers, our foreseeable challenges ahead will be in managing our expenses in order to offer our products at the low prices that our customers desire.  This will be needed in order to maintain our customer base both in the retail and wholesale markets during these difficult times for the food industry”.

Conference Call
The Company will host a conference call and live webcast on November 13, 2014 to discuss the financial results beginning at 11:00 AM Eastern Time. Interested parties may participate on the call by dialing 1-888-438-5535 (US), or 1-719-325-2428 (International), approximately 10 minutes prior to the scheduled start time. Participants may also access a live listen only webcast at:
http://public.viavid.com/index.php?id=111801

Following the conclusion of the call, a telephonic replay will be available for 14 days beginning at 2:00 PM Eastern Time on November 13, 2014 through 11:59 PM Eastern Time on November 27, 2014 and may be accessed by dialing 1-877-870-5176 (US), or 1-858-384-5517 (International), using access code 5212111.  In addition, an archived webcast will be available for one year at:
http://public.viavid.com/reports/eventparticipantreporttab.php?id=o5ejp5eY

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2014, U.S. $1.00 equals NIS 3.695. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month ended September 30, 2014 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 30, 2014. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,		December 31,	September 30,		December 31,
	2 0 1 4	2 0 1 3	2 0 1 3	2 0 1 4	2 0 1 3	2 0 1 3
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	59,219	47,746	36,197	16,027	12,922	9,796
Financial assets carried at fair value through profit or loss	164,917	170,266	112,864	44,632	46,080	30,545
Trade receivables	93,579	80,338	82,932	25,326	21,742	22,444
Other receivables and prepaid expenses	2,723	3,624	2,694	738	981	729
Inventories	44,544	47,620	54,001	12,055	12,888	14,615
Current tax assets	530	-	-	143	-	-
Loan carried at fair value through profit or loss	-	-	65,300	-	-	17,673
Total current assets	365,512	349,594	353,988	98,921	94,613	95,802

Non-current assets
Property, plant and equipment	71,722	65,538	66,663	19,411	17,737	18,041
Less -Accumulated depreciation	27,635	24,002	25,689	7,479	6,496	6,952
	44,087	41,536	40,974	11,932	11,241	11,089

Other receivables and prepaid expenses	33	280	50	9	76	13
Deferred taxes	44	-	-	12	-	-
Goodwill	36	36	36	10	10	10
Total non-current assets	44,200	41,852	41,060	11,963	11,327	11,112

	409,712	391,446	395,048	110,884	105,940	106,914

EQUITY AND LIABILITIES

Current liabilities
Short-term bank debt	114	-	18	31	-	5
Trade payables	18,026	21,817	20,245	4,878	5,904	5,480
Employees Benefits	1,962	1,773	1,880	531	480	509
Current tax liabilities	-	752	637	-	204	172
Other payables and accrued expenses	5,843	6,732	5,282	1,581	1,822	1,429
Total current liabilities	25,945	31,074	28,062	7,021	8,410	7,595

Non-current liabilities
Deferred taxes	-	1,276	499	-	345	135
Retirement benefit obligation	501	568	644	136	154	174
Total non-current liabilities	501	1,844	1,143	136	499	309

Shareholders' equity
Share capital	1,407	1,444	1,407	381	391	381
Additional paid in capital	120,727	129,906	119,281	32,674	35,157	32,281
Capital fund	247	247	247	67	67	67
Foreign currency translation reserve	-	747	786	-	202	213
Remeasurement of the net liability in respect of defined benefit	140	14	(63)	38	4	(17)
Treasury shares	-	(10,843)	-	-	(2,935)	-
Retained earnings	260,746	237,013	244,185	70,567	64,145	66,085
Equity attributable to owners of the Company	383,267	358,528	365,843	103,727	97,031	99,010

	409,713	391,446	395,048	110,884	105,940	106,914

(*)           Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months		Nine months
	ended September 30,		ended September 30,		ended September 30,
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Sales	253,245	253,956	79,067	78,957	68,537	68,730
Cost of sales	191,524	190,020	59,315	58,250	51,833	51,427

Gross profit	61,721	63,936	19,752	20,707	16,704	17,303

Selling expenses	30,336	25,391	9,916	8,903	8,210	6,872
General and administrative expenses	14,868	13,926	5,184	4,636	4,024	3,768
Other income	(147)	(34)	-	-	(40)	(9)

Total operating expenses	45,057	39,283	15,100	13,539	12,194	10,631

Operating income	16,664	24,653	4,652	7,168	4,510	6,672

Financial income	5,738	8,836	1,582	4,249	1,553	2,391
Financial (income) expense	293	747	(391)	(54)	79	202
Total financial income	5,445	8,089	1,973	4,303	1,474	2,189

Income before taxes on income	22,109	32,742	6,625	11,471	5,984	8,861
Taxes on income	5,548	8,106	1,545	2,876	1,501	2,194

Profit for the period	16,561	24,636	5,080	8,595	4,483	6,667

Earnings per share:

Earnings per share
Basic earnings per share	1.28	1.90	0.39	0.66	0.35	0.51

Diluted earnings per share	1.28	1.90	0.39	0.66	0.35	0.51

Shares used in computation of basic EPS	12,974,245	12,974,245	12,974,245	12,974,245	12,974,245	12,974,245

(*)           Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months		Nine months
	ended September 30,		ended September 30,		ended September 30,
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)
Cash flows - operating activities
Profit from operations	16,561	24,636	5,080	8,595	4,483	6,667
Adjustments to reconcile net income to net cash from operating activities (Appendix)	(4,150)	(13,967)	4,049	(3,442)	(1,123)	(3,780)

Net cash from operating activities	12,411	10,669	9,129	5,153	3,360	2,887

Cash flows - investing activities
Acquisition of property plant and equipment	(6,586)	(5,705)	(2,582)	(145)	(1,782)	(1,545)
Proceeds from sale of property plant and Equipment	970	29	-	-	263	8
Additions to long term other receivables	-	(445)	-	-	-	(120)
Proceeds used in purchase of marketable securities, net	(49,269)	(4,435)	(6,001)	(33,300)	(13,335)	(1,200)
Proceeds from Loan carried at fair value through profit or loss	65,400	-	-	-	17,700	-
Net cash from (used in) investing activities	10,515	(10,556)	(8,583)	(33,445)	2,846	(2,857)

Cash flows - financing activities
Short-term bank credit, net	96	(9,930)	114	-	25	(2,687)

Net cash from (used in) in financing activities	96	(9,930)	114	-	25	(2,687)

Increase (decrease) in cash and cash equivalents	23,022	(9,817)	660	(28,292)	6,231	(2,657)

Cash and cash equivalents at the beginning of the financial year	36,197	57,563	58,559	76,038	9,796	15,579

Cash and cash equivalents of the end of the financial year	59,219	47,746	59,219	47,746	16,027	12,922

(*)           Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months		Nine months
	ended September 30,		ended September 30,		ended September 30,
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Cash flows from operating activities:

A. Adjustments to reconcile net profit to net cash from operating activities
Deferred income taxes	(543)	1,296	89	993	(147)	351
Unrealized gain on marketable securities	(2,784)	(7,021)	(262)	(3,901)	(753)	(1,901)
Depreciation and amortization	2,691	3,302	912	1,136	728	894
Capital gain on disposal of property plant and equipment	(188)	(29)	-	-	(51)	(8)
Stock based compensation reserve	1,423	10	476	4	385	3
Net foreigh exchange gain	(786)	-	-	-	(213)	-
Unrealized Gain of loan carried at fair value through profit or loss	(100)	-	-	-	(27)	-
Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	(11,189)	(7,389)	5,614	2,085	(3,028)	(2,000)
Decrease (increase) in inventories	9,457	1,650	(5,669)	(3,779)	2,560	447
Increase (decrease) in trade and other payables, and other current liabilities	(2,131)	(5,786)	2,889	20	(577)	(1,566)

	(4,150)	(13,967)	4,049	(3,442)	(1,123)	(3,780)

(*)           Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Itai Loewenstein, CFO
 (+972) 8-932-1000
itai@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.